Exhibit 99(b)


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                          Entergy Gulf States, Inc.
           Computation of Ratios of Earnings to Fixed Charges and
     Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                                      Twelve Months Ended
                                                                                                                          March 31,
                                                                          1996      1997      1998      1999      2000      2001
Fixed charges, as defined:
  Total Interest charges                                                 $193,890  $180,073  $178,220  $153,034  $158,949  $166,299
  Interest applicable to rentals                                           14,887    15,747    16,927    16,451    18,307    20,136
                                                                         ----------------------------------------------------------
Total fixed charges, as defined                                           208,777   195,820   195,147   169,485   177,256  $186,435

Preferred dividends, as defined (a)                                        48,690    30,028    32,031    29,355    15,742    10,005
                                                                         ----------------------------------------------------------

Combined fixed charges and preferred dividends, as defined               $257,467  $225,848  $227,178  $198,840  $192,998  $196,440
                                                                         ==========================================================
Earnings as defined:

Income (loss) from continuing operations before extraordinary items and
  the cumulative effect of accounting changes                             ($3,887)  $59,976   $46,393  $125,000  $180,343  $228,632
  Add:
    Income Taxes                                                          102,091    22,402    31,773    75,165   103,603   128,856
    Fixed charges as above                                                208,777   195,820   195,147   169,485   177,256   186,435
                                                                         ----------------------------------------------------------

Total earnings, as defined (b)                                           $306,981  $278,198  $273,313  $369,650  $461,202  $543,923
                                                                         ==========================================================

Ratio of earnings to fixed charges, as defined                               1.47      1.42      1.40      2.18      2.60      2.92
                                                                         ==========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                             1.19      1.23      1.20      1.86      2.39      2.77
                                                                         ==========================================================

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the year ended December 31, 1994, for GSU were not adequate to cover fixed charges combined fixed charges and preferred dividends by $144.8 million and $197.1 million, respectively.


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